Exhibit 99.1

INTERNATIONAL GENERAL INSURANCE HOLDINGS LIMITED International General Insurance Holdings Ltd. IGI Investor Presentation Q3 2020 November 2020

International General Insurance Holdings Ltd. 2 Forward Looking Statements This presentation contains “forward - looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward - looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “shoul d,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statement s. F orward - looking statements contained in this presentation may include, but are not limited to, information regarding our estimates of losses for catastrophes and other large losses including losses related to the COVID - 19 pandemic, measurements of potential losses in the value of our investment portfolio, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectati ons regarding pricing and other market conditions, our growth prospects, and valuations of the potential impact of movements in interest rates, credit spreads, equity securities' prices and foreign currency rates. These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected and/or past re sul ts. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adver sel y affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) chang es in applicable laws or regulations; (4) the potential inability to recognize the anticipated benefits of the business combination with Tiberius; (5) the outcome of any legal proceedings that may be instituted against the parties in connection with or related to the business combination with Tiberius; (6) the potential effects of the COVID - 19 pandemic; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (8) other risks and uncertainties indicated in IGI’s annual report on Form 20 - F for the year ended December 31, 2019, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward - looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are diffi cul t or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward - looking statements. You should not place undue reliance upon any forward - looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Section 1 COMPANY OVERVIEW

IGI is a Specialty (Re)Insurer with a Proven Track Record

"Specialty": (1) a distinctive mark or quality; (2) a product of a special kind or of special excellence"[1]

IGI are specialists with recognized expertise in their lines of businesses

- **Local, specialized knowledge** resulting in a **4 point** combined ratio **advantage** relative to peers[2]
- **Managed volatility** – business focused on **capital preservation** and **underwriting profitability**
- **Intelligent reinsurance** with **managed catastrophe exposure**, leading to stable underwriting results
- **~20 lines** of specialty business that are **75% individually underwritten**
- Active **cycle management** shifts focus to lines with **strong margins** and **rate momentum**
- Largely **unaffected** by headline **COVID-19 losses**

A — AM Best Financial Strength Rating: A Excellent

A- — S&P Global Ratings

- **10% avg. unlevered** core operating **ROE** over 10 years including "soft market"
- **90% combined ratio** through **market cycle** including heavy catastrophe years
- **0%** financial leverage

(1) Source: Webster Dictionary.
(2) Represents difference in average combined ratios for the period 2010 – YTD Q3 2020 between IGIC and peers. Peers include: MKL, ACGL, WRB, RE, RNR, HSX-LON, AXS, RLI, BEZ-LON, ARGO, KNSL, LRE-LON, JRVR and Lloyd's of London. Financial data as of H1 2020 for HSX-LON, LRE-LON, BEZ-LON and Lloyd's of London.

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International General Insurance Holdings Ltd. 5 Key Financial Metrics Market Capitalization / Stock Price (NASDAQ: IGIC) $332.1mm / $7.31 (1) Shareholders’ Equity / BVPS $379.7mm / $8.36 LTM Q3 2020 Gross Written Premium $426.7mm YTD Q3 2020 Operating ROAE 11.6% Ordinary Semi - Annual Dividend Payout Ratio 40% of Reported Net After - Tax Profit Financial Strength Ratings A (A.M. Best) / A - (S&P) Employees 247 Jabsheh Family Ownership 29.8% (2) Note: Financial data as of Q3 2020 (9/30/2020). LTM = Last Twelve Months. (1) Market data as of 11/06/2020. Market Capitalization is calculated using 45.426mm fully diluted shares outstanding. (2) Ownership percentage excludes unvested earn out shares, includes 363,278 shares purchased by Mr. Wasef Jabsheh in open market tr ansactions during June, August and September 2020, and 50,000 shares purchased by Mr. Waleed Jabsheh in open market transactions during September 2020.

IGI - Global Specialty (Re)Insurer Evolution

IGI

FOUNDED: 2001

$50mm capital raise

2002
Commenced operations in Jordan, underwriting energy, property and engineering business

2005
Assigned BBB rating by S&P

Commenced underwriting reinsurance business

2006
Established Labuan Branch

2007
Established Bermudian subsidiary

Commenced underwriting business in Financial Lines

Purchased majority shareholding of SR Bishop

2008
Assigned A- rating by A.M. Best and BBB+ rating by S&P

Established IGI Dubai

2009
Commenced underwriting General Aviation business

Commenced underwriting Professional Indemnity business

Acquired SR Bishop and renamed to North Star

2010
Established FSA[1] regulated UK subsidiary

2012
Commenced underwriting Ports & Terminals business

IGI Dubai commences operations as an agency

2013
Commenced underwriting Political Violence business

2014
S&P raised IGI's rating from BBB+ 'stable' to BBB+ 'positive'

Established office in Casablanca

2015
S&P raises IGI's rating to A- (Stable)

Commenced underwriting Forestry business

2016
Commenced underwriting Casualty business

Commenced underwriting Directors' & Officers' business

New brand launched

2017
Commenced underwriting Legal Expenses business

AM Best raises IGI's rating to A- (Positive)

2018
Commenced underwriting Renewable Energy business

Commenced underwriting Inherent Defects business

2019
Kuala Lumpur office transformed to Asia Pacific hub

AM Best upgraded IGI's credit ratings to A (Excellent)

2020
Redomiciled to Bermuda and commenced underwriting U.S. E&S business

Listed on Nasdaq and raised $41M through combination with Tiberius SPAC

Commenced underwriting Marine Trades and Marine Cargo business

$332mm market cap.

IGI

NasdaqListed

Source: Public filings. Market data as of 11/06/2020.
(1) FCA previously known as FSA.

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International General Insurance Holdings Ltd. 7 Broker 1 22% Broker 2 20% Broker 3 16% Broker 4 4% Broker 5 4% Others 34% United Kingdom 31% Europe 17% Middle East 11% Central America 10% Asia 9% North America 5% Africa 5% Caribbean 4% South America 3% Australasia 3% Worldwide 1% Casualty 32% Energy 23% Property 15% Financial Institutions 7% Construction & Engineering 6% Ports & Terminals 5% Treaty Reinsurance 5% General Aviation 4% Political Violence 2% Marine Liability 1% Specialty Business Diversified by Line, Geography, and Broker Distribution ▪ Balanced specialty book across long - tail and short - tail lines of business ▪ Well diversified with mix of mature and high - growth, under - represented geographies ▪ Distribution relationships and presence in key territories with high degree of local knowledge, cultural compatibility, and long - standing, trusted relationships YTD Q3 2020 GWP by Line of Business YTD Q3 2020 GWP by Geography YTD Q3 2020 GWP by Broker YTD Q3 2020 Gross Written Premiums were $338mm.

Market Respected and Recognized Executive Management Team

- **Highly experienced management team with an average of more than 30 years of industry experience**
- **Strong business culture of recognizing and rewarding achievers**
- **Family owners actively manage business and have closely aligned interests with stockholders**



Wasef Jabsheh

Founder, Chairman & CEO

- Over 50 years insurance experience
- Established ADNIC[1], Middle East Insurance Brokers and International Marine & General Insurance Co. in 1991, which was sold to HCC in 1994
- Previously on the board of HCC Insurance



EY Entrepreneur Of The Year®

Wasef Jabsheh

2019 EY Entrepreneur of the Year for Jordan



Waleed Jabsheh

President

- Over 21 years insurance experience
- Joined IGI since inception and has played a pivotal role in its growth and development
- Previously at LDG reinsurance, a subsidiary of Houston Casualty, and at Manulife Reinsurance in Toronto



Hatem Jabsheh

Group COO

- Over 18 years of capital & financial markets experience
- Established an asset management and brokerage business which was sold in 2009
- Previously at Spear, Leeds and Kellogg, a subsidiary of Goldman Sachs



Andreas Loucaides

CEO IGI UK

- Over 49 years insurance experience
- Founder of PRI group, an aim-listed start-up insurance company which was sold to Brit in 2003
- Previously CEO at Catlin UK and Jubilee group



Pervez Rizvi

Group CFO

- Over 26 years industry and banking experience
- Previously served at various firms including HSBC Bank in UAE & Malaysia and Zurich Financial Services in DIFC in a senior management role
- Previously served as CFO at Islamic Insurance Company in Abu Dhabi, UAE

(1) Abu Dhabi National Insurance Company.

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Significant Insider Ownership Creates Strong Alignment of Interest

IGIC Shareholder Base


2.5%
29.8%
67.7%
Institutional & Retail Investors
Jabsheh Family
Tiberius Sponsor and its transferees

Review of Lock-up Agreements

	Shares Subject to Lock-up	Restricted Shares % of Total Shares O/S(2)
Wasef Jabsheh(3)	12,327,894	27.1%
Tiberius Sponsors, its transferees and certain investors(1)	1,520,000	3.3%
Pre-Listing IGI Institutional Shareholders (Ominvest, Argo)	3,822,307	8.4%

Shares are restricted until the earlier of:

- Lock-up expiration on March 17, 2021
- Share price ≥ $12.00 for 20 trading days within any 30 trading day period
- IGI consummates a liquidation, merger, share exchange or other similar transactions that gives shareholders the right to exchange their equity holdings in the newly formed PubCo

Review of Shares Subject to Earn Out

3,012,500 contingent unvested common shares ("earn out shares") are subject to vesting and forfeiture in connection with the business combination between IGI and Tiberius Acquisition Corp.

- The SPAC Sponsor and its transferees received 1.8mm earn out shares (62.5%)
- Wasef Jabsheh received 1.1mm sponsor shares (37.5%)
- Earn out shares are subject to vesting if the market price of IGI shares reaches certain levels ranging from $11.50 to $15.25, are out-of-the-money and are currently excluded from fully diluted share calculation

(1) Includes 400,000 restricted forward purchase shares.
(2) Total fully diluted outstanding shares of 45.426mm based on IGI stock price of $7.15 as of 9/30/2020.
(3) The number of shares excludes 1,131,148 unvested earn out shares and 363,278 shares purchased by Mr. Wasef Jabsheh in open market transactions that are not subject to lock-up.

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International General Insurance Holdings Ltd. 10 IGI Values Centre Around Integrity, Genuine Approach and Innovation Genuine • Collaborative approach • Global team • Promote diversity Integrity • Practice values and principles • Trust - based relationships • Focus on doing what’s right Innovative • Entrepreneurial environment • Employee responsibility • Initiative valued ▪ The foundation of IGI is built on integrity , prioritizing honesty and doing what is right ▪ Genuine culture that promotes collaboration and supports diversity among our global team for the benefit of all stakeholders ▪ Fosters an innovative environment that encourages initiative and entrepreneurial spirit Our Values Are Reflected in Our Work, Our Commitment To The Community And The Solutions We Offer Clients

Section 2 INVESTMENT HIGHLIGHTS

International General Insurance Holdings Ltd. 12 Key Investment Highlights ▪ Specialty Individual Risk Underwriter with Strategy to Protect Capital & Optimize Underwriting Profitability ▪ Superior Underwriting Performance Even in Heavier Loss Years ▪ Active Cycle Management Balancing Growth and Risk Selection ▪ Track Record of Delivering Results through the “Market Cycle” ▪ Thoughtful Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation ▪ Optimized, Cost - Efficient Global Operations with a Physical Presence in Key Markets ▪ High Quality ROAE with Managed Volatility Among Best - In - Class Peers ▪ Opportunity to Capitalize on Sector Tailwinds in Core Business ▪ Well - positioned for Future Shareholder Value Creation Opportunities ▪ Disconnect Between IGIC Fundamentals and Stock Price 1 2 3 4 5 6 7 8 9 10

International General Insurance Holdings Ltd. 13 Individually Underwritten 75% MGA - Originated Business 20% Treaty 5% Specialty Individual Risk Underwriter with Strategy to Protect Capital & Optimize Underwriting Profitability ▪ Class - underwriting profit centres irrespective of geography risk ▪ In - depth risk assessment of underlying exposure ▪ Facultative reinsurance designed to enhance risk - adjusted returns ▪ Prudent use of treaty reinsurance to protect capital Intelligent Risk Selection & Management ▪ Retentions range between $1 million and $10 million depending on underlying business lines ▪ Catastrophe protection up to $87.5 million which protects against 1:250 single - event Source: Swiss Re Institute, PCS, Insurance Information Institute, A.M. Best, IGI. 1 Significantly Less Volatility from Catastrophes ($ in bn) Weather Earthquakes / Tsunamis Man - made IGIC Combined Ratio 2012 Hurricane Sandy 2018 Hurricane Michael, California wildfires Industry Cat Loss ($bn) 2017 Hurricanes Harvey, Irma, Maria 2011 Japan, New Zealand earthquakes, Thailand flood IGI Combined Ratio $31.8 $59.5 $143.2 $80.6 $47.7 $39.6 $40.5 $58.3 $151.4 $92.8 $59.7 97% 93% 87% 89% 88% 86% 84% 87% 105% 89% 94% 0% 20% 40% 60% 80% 100% 120% 140% 160% $0 $20 $40 $60 $80 $100 $120 $140 $160 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19

International General Insurance Holdings Ltd. 14 Superior Underwriting Performance Even in Heavier Loss Years IGIC Peer Group Index (1) Source: SNL Financial, company filings. Note: Financial data as of H1 2020 for HSX - LON, LRE - LON, BEZ - LON and Lloyd’s of London. (1) Calculated as the average of the peer group’s median combined ratios from 2010 to YTD Q3 2020. Peers include: MKL, ACGL, WRB , RE, RNR, HSX - LON, AXS, RLI, BEZ - LON, ARGO, KNSL, LRE - LON, JRVR and Lloyd’s of London. 2 Combined Ratio 0% 20% 40% 60% 80% 100% 120% 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 YTD Q3 2020 IGI Combined Ratio higher than peers IGI Combined Ratio lower than peers Peer Average Combined Ratio (1) : 94% IGI Average Combined Ratio: 90% IGI Combined Ratio Advantage: 4%

International General Insurance Holdings Ltd. 15 $153 $179 $203 $226 $240 $252 $242 $232 $275 $302 $349 $427 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 LTM Q3 2020 Active Cycle Management Balancing Growth and Risk Selection GPW by Business Segment ($mm) Strong Cycle Management Prudent Growth and Cycle Management Marked by Opportunistic Approach to Capitalizing on Market Dislocation Accelerating Growth Short - Tail Long - Tail Reinsurance 3 Note: LTM = Last Twelve Months.

International General Insurance Holdings Ltd. 16 Track Record of Delivering Results through the “Market Cycle” Combined Ratio Un - Levered Core Operating ROAE 93% 87% 89% 88% 86% 84% 87% 105% 89% 94% 87% Average: 90% 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 YTD Q3 2020 9% 12% 12% 13% 12% 12% 10% 0% 9% 7% 12% Average: 10% 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 YTD Q3 2020 4

International General Insurance Holdings Ltd. 17 31% 47% 2017 LTM Q3'20 37% 49% 2017 Q3 2020 Thoughtful Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation ▪ IBNR reserves reflect growth of specialty long - tail lines − IGI took advantage of the improving market in specialty long - tail lines with 2020 YTD rate increases on average of 30% ▪ History of releasing reserves once losses are fully developed ▪ No U.S. casualty exposure IBNR Net Reserves As % of Total Net Reserves Specialty – Long Tail As % of Total NPW Favourable Reserve Development $24 $27 $23 $9 $6 $12 15% 17% 16% 5% 3% 5% 2015 2016 2017 2018 2019 YTD Q3 2020 Favorable Development / NPE Note: LTM = Last Twelve Months. (1) Data based on case + IBNR reserve development. 5

International General Insurance Holdings Ltd. 18 Optimized, Cost - Efficient Global Operations with Physical Presence in Key Markets Underwriters by Location Non - Underwriting Employees by Location ▪ Largely London - based underwriting teams supported by back and middle - office operations in Amman, Jordan ▪ Non - underwriting staff primarily responsible for underwriting support, claims, reinsurance, finance, IT and administration ▪ Amman hub provides cost - efficient central services to global underwriting platform London Underwriting headquarters Bermuda Group holding company domicile Underwriting parent company Casablanca Africa underwriting hub Amman Operational headquarters Dubai Middle East underwriting hub Kuala Lumpur Asia underwriting hub 6 London 53% Amman 25% Dubai 11% Casablanca 7% Labuan 4% London 30 Amman 14 Dubai 6 Casablanca 4 Labuan 2 Total Underwriters 56 Amman 149 London 31 Dubai 5 Casablanca 2 Labuan 4 Non-U/W Total 191 Amman 78% London 16% Dubai 3% Casablanca 1% Labuan 2%

International General Insurance Holdings Ltd. 19 KNSL BEZ - LON RLI HSX - LON JRVR ACGL WRB ARGO LRE - LON RNR RE MKL AXS 0.0% 3.0% 6.0% 9.0% 12.0% 15.0% 18.0% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 2010 - Q3 2020 Average Operating ROAE Standard Deviation of 2010 - Q3 2020 Operating ROAE High Quality ROAE with Managed Volatility Among Best - in - Class Peers Source: SNL Financial, company filings. Market data as of 11/06/2020. Financial data as of H1 2020 for HSX - LON, LRE - LON and BEZ - LON. (1) KNSL average operating ROAE data for 2016 through Q3 2020. (2) Represents standard deviation of annualized ROAEs for peer s f or representative years. (2) Book Value Growth Generated Through Consistently Strong, Lower Volatility Returns High ROAE Low Volatility (1) IGI 7 Avg. P/BV: 1.56x Bubble size representative of P/BV multiple

International General Insurance Holdings Ltd. 20 7.2% 7.8% 8.3% 10.0% 9.6% 18.2% 19.3% 17.7% 20.4% 23.1% 24.9% 29.2% 29.5% 30.2% Mar 31 Jun 30 Sep 30 Dec 31 Mar 31 Jun 30 Sep 30 Mar 31 Jun 30 Sep 30 Dec 31 Mar 31 Jun 30 Sep 30 Opportunity to Capitalize on Sector Tailwinds in Core Business IGI experienced rate increases of approximately 13% year - over - year across our book of business in 2019 and we expect the momentum in rates to continue to accelerate in 2020. (February 2020) – Wasef Jabsheh 2019 2020 2020 2019 Specialty Short - Tail Specialty Long - Tail 8 Cumulative Net Rate Movement

International General Insurance Holdings Ltd. 21 Entry into U.S. market ▪ $15mm of gross written premiums year - to - date Q3 2020 On - going late stage discussions for European platform post - Brexit ▪ Capitalize on European market opportunities Introduction of new lines of business ▪ UK - based Marine Trades business focused on smaller recreational marine market ▪ Marine Cargo business focused on specific elements of the general cargo market, medium - sized accounts and largely transit only and cargo “war on land” risks Capital management ▪ Authorized $5mm common share and/or warrant repurchase programme 9 Well - positioned for Future Shareholder Value Creation Opportunities IGI is pursuing multiple initiatives designed to create value regardless of how the market evolves

10 Disconnect Between IGIC Fundamentals and Stock Price


YTD Q3 2020 Financials
Price Performance Since IGIC IPO (3/18/20)
KNSL 122.5%
JRVR 68.9%
RNR 39.2%
RLI 25.5%
AXS 24.8%
MKL 23.3%
WRB 22.3%
HSX-LON 19.8%
ARGO 18.5%
LRE-LON 18.2%
ACGL 14.8%
RE 11.6%
IGIC (12.1%)
BEZ-LON (12.6%)
Price-to-Book Multiple
KNSL 10.15x
RLI 4.02x
WRB 1.90x
JRVR 1.80x
HSX-LON 1.64x
LRE-LON 1.40x
BEZ-LON 1.36x
MKL 1.25x
RNR 1.24x
ACGL 1.14x
RE 0.91x
IGIC 0.87x
AXS 0.79x
ARGO 0.74x
YoY Revenue Growth
KNSL 43.7%
IGIC 31.3%
RNR 22.0%
ACGL 17.5%
RE 13.6%
WRB (2.4%)
AXS (7.1%)
ARGO (7.3%)
RLI (7.8%)
MKL (8.1%)
JRVR (28.8%)
Combined Ratio
IGIC 86.5%
KNSL 88.8%
RLI 93.4%
ACGL 96.0%
WRB 96.4%
JRVR 96.6%
RNR 97.4%
RE 100.6%
MKL 101.0%
ARGO 104.8%
AXS 109.6%
Operating Return on Average Equity
KNSL 13.0%
IGIC 11.6%
RLI 11.1%
JRVR 8.7%
WRB 6.1%
RE 5.1%
ACGL 4.1%
RNR 0.1%
ARGO (0.3%)
MKL (0.4%)
AXS (3.5%)

Source: SNL Financial, company filings. Market data as of 11/06/2020.
Note: Financial data as of H1 2020 for HSX-LON, LRE-LON and BEZ-LON. Lloyd's of London H1 2020 combined ratio is 110.4% and H1 2020 YoY revenue growth rate is (2.9%).
IGIC revenues include net premiums earned and total investment income, net. Lloyd's of London revenues include net premiums earned and allocated investment return transferred from the non-technical account.

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Section 3 FINANCIAL PERFORMANCE

Selected Financial Data

	Year ended December 31,				Nine months ended September 30,	
($ in mm)	2016	2017	2018	2019	2019	2020
Operating Results:						
Gross Written Premiums	$232.2	$275.1	$301.6	$349.2	$260.2	$337.7
Underwriting Income	51.6	23.6	56.1	52.0	41.7	62.5
Core Operating Earnings	**$29.5**	**$1.3**	**$28.6**	**$21.1**	**$21.2**	**$30.1**
Core Operating Return on Equity [(1)]	**10.3%**	**0.4%**	**9.5%**	**6.9%**	**9.2%**	**11.6%**
Key Metrics:						
Loss Ratio	45.3%	59.2%	46.5%	54.8%	51.9%	51.3%
Policy acquisition expense ratio	22.0%	24.7%	22.9%	21.1%	21.6%	18.9%
G&A expense ratio	19.9%	21.1%	19.3%	18.2%	18.0%	16.3%
Combined Ratio	**87.1%**	**105.0%**	**88.7%**	**94.1%**	**91.5%**	**86.5%**
Financial Position:						
Cash and Invested Assets	$216.2	$210.3	$260.1	$312.1	$570.3	$731.2
Debt	--	--	--	--	--	--
Stockholders' Equity	301.2	301.4	301.2	312.1	315.5	379.6
Book Value per Share	--	--	--	$9.18	--	$8.36
Select Ratios:						
Retention Ratio (NPW / GPW)	*64.4%*	*58.4%*	*67.4%*	*72.2%*	*72.9%*	*73.5%*
Premium Leverage (NPE / Shareholders' Equity)	*57.6%*	*48.7%*	*60.8%*	*71.6%*	*69.7%*	*89.5%*
Debt-to-Total Capitalization Ratio	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
Investment Leverage [(2)]	*180.2%*	*162.5%*	*167.6%*	*200.8%*	*189.4%*	*234.3%*

Note: NPE / Shareholders' Equity is annualized for Q3 2020 and Q3 2019.
(1) Represents annualized core operating income for the period divided by average shareholders' equity; Average shareholders' equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.
(2) Represents the sum of (a) cash and short-term deposits, and (b) total investments (sum of investments, investment properties and investments in associates) divided by prior year shareholders' equity.

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International General Insurance Holdings Ltd. 25 Short - Term Deposits 32.0% Fixed Income Securities 55.6% Equity Shares 6.8% Real Estate 5.6% Defensively Positioned, Conservative Investment Portfolio Total Investment Income, Net ($mm) Investment Portfolio by Asset Class Fixed Income Portfolio Credit Ratings Q3 2020 Total Invested Assets: $603.4 million Average Credit Rating: A Average Fixed Income Duration: 3.25 Years AAA 13.0% AA 8.4% A 47.5% BBB 28.9% Non - Investment Grade / Unrated 2.2% (1) Includes realized gain / (loss) on investments, unrealized gain / (loss) on investments, gain (loss) on investment proper tie s and expected credit losses on investments. Q3 2019 Q3 2020 YTD Q3'2019 YTD Q3'2020 Total investment income, net $2.5 $3.0 $8.3 $8.1 Share of Profit or Loss from Associates $0.0 ($0.7) $0.1 ($1.1) Other (1) $0.20 ($0.90) $1.70 ($2.90) Total Investment Income $2.7 $1.4 $10.1 $4.1 $3.0 $2.5 $8.3 $8.1

Section 4 COVID - 19 UPDATE

International General Insurance Holdings Ltd. 27 IGI Response to COVID - 19 Pandemic IGI’s priority is the health, safety and well - being of our people and their families ▪ IGI is committed to support and service in its communities through volunteering, fundraising and financial aid ▪ Amman - based IGI employees volunteered in Jordan to assist the government in providing financial aid, food and medical supplies to underserved communities ▪ London - based employees have organized events to provide much needed fundraising support for U.K. charities Communities ▪ Transparent and consistent communication among Board, Management and all departments ▪ No significant change in IGI view of pandemic impact: $2 million reserve maintained ▪ Variety of communication technologies implemented to remain connected with clients, brokers, shareholders Clients, Brokers & Partners ▪ Seamless transition to WFH across all offices; continued adherence to relevant Government guidelines on returning to work throughout 2020 ▪ Leveraged technology, implemented flexible schedules and allowed stipend for WFH equipment; experienced no reduction in efficiency or capabilities ▪ Education and training on health, mindfulness, well - being, and managing remotely IGI People Resilient Platform with Successful Business Continuity Efforts Allows IGI to Weather the Pandemic and Support the Community IGI will continue to generate value for our shareholders while effectively & efficiently supporting and serving clients, policyholders, business partners, and vendors

International General Insurance Holdings Ltd. 28 COVID - 19 Exposures NO event cancellation NO travel protection NO U.S. based business interruption (facultative policies written prior to March 2020) NO U.S. commercial general liability NO U.S. workers compensation Limited D&O (U.K. based) - Subject to reinsurance retention Limited PI covers for Broker / Agent (U.K. based) - Subject to reinsurance retention YES incidental reinsurance treaty exposure $2 million in COVID - 19 Reserves

INTERNATIONAL GENERAL INSURANCE HOLDINGS LIMITED Appendix

IFRS Summary Income Statement

	Year Ended December 31,				Nine Months Ended September 30,	
($ in mm)	2016	2017	2018	2019	Q3 2019	Q3 2020
Gross Written Premiums	$232.3	$275.1	$301.6	$349.2	$260.2	$337.7
Reinsurance Share of Insurance Premiums	(82.7)	(114.3)	(98.2)	(97.1)	(70.6)	(89.5)
Net Written Premiums	**$149.6**	**$160.8**	**$203.4**	**$252.2**	**$189.6**	**$248.2**
Net Change in Unearned Premiums	8.2	(14.0)	(20.1)	(36.6)	(32.2)	(38.7)
Net Premiums Earned	**$157.9**	**$146.7**	**$183.3**	**$215.5**	**$157.4**	**$209.5**
Net Claims and Claim Adjustment Expenses	(71.5)	(86.9)	(85.3)	(118.1)	(81.8)	(107.4)
Net Policy Acquisition Expenses	(34.8)	(36.2)	(42.0)	(45.4)	(33.9)	(39.6)
Net Underwriting Results	**$51.6**	**$23.6**	**$56.1**	**$52.0**	**$41.7**	**$62.5**
Total Investment Income [(1)]	12.2	13.6	9.4	13.0	10.1	4.1
General & Administrative Expenses	(31.3)	(30.9)	(35.4)	(39.3)	(28.2)	(34.2)
Listing Associated Extraordinary Expenses	-	-	-	(4.8)	-	(3.5)
Other Income / Expenses	(0.8)	(1.8)	(1.2)	(1.4)	(0.4)	(3.4)
Gain / (Loss) on Foreign Exchange	0.3	2.6	(3.4)	5.7	(3.7)	(3.7)
Profit Before Tax	**$32.0**	**$7.0**	**$25.6**	**$25.3**	**$19.4**	**$21.8**
Tax	0.9	0.0	(0.1)	(1.7)	(0.2)	(1.1)
Profit for the Period	**$32.9**	**$7.0**	**$25.5**	**$23.6**	**$19.2**	**$20.7**

(1) Includes interest , dividend income, realized and unrealized gain / loss on investments and investment properties, expected credit losses on investments and share of profit or loss from associates net of investment custodian fees and other investment expenses.

International General Insurance Holdings Ltd.

30

International General Insurance Holdings Ltd. 31 IFRS Reconciliation – Core Operating Earnings Year Ended December 31, Nine Months Ended September 30, ($ in mm) 2016 2017 2018 2019 Q3 2019 Q3 2020 Profit For the Period $32.9 $7.0 $25.5 $23.6 $19.2 $20.7 Net Realized Losses (Gains) on investments (1) (2.7) (3.1) (1.3) (1.0) (0.3) (1.3) Net Impairment Losses recognized in earnings 0.3 0.1 0.0 (0.0) - 0.2 Unrealized Loss (Gain) on Revaluation on Financial Assets (1) - - 0.9 (1.6) (0.8) 2.6 Fair Value Changes of Held for Investments 0.2 (0.1) - - - - Fair Value Change on Investment Property (1.0) - - 0.3 (0.6) 1.2 (Gain) / Loss on foreign exchange (tax adjusted) (1) (0.3) (2.6) 3.4 (4.9) 3.7 3.1 Listing Associated Extraordinary Expenses - - - 4.8 - 3.6 Core Operating Income $29.5 $1.3 $28.6 $21.1 $21.2 $30.1 (1) Represents a non - IFRS financial measure as the line item balances reported in the “IFRS Summary Income Statement” have been adju sted for the related tax impact.

International General Insurance Holdings Ltd. 32 Book Value per Common Share and Diluted Book Value per Common Share Note: IGI share price as of 9/30/2020: $7.15. (1) Using the “as - if - converted” method, assuming all proceeds received upon exercise of in - the - money warrants will be retained b y the Company and the resulting common shares from exercise remain outstanding. ($ and share count in mm, except per share values) As of September 30, 2020 Potential Shares Shares Outstanding Common Equity Book Value per Share Basic Book Value per Share 45.4263 $379.7 $8.36 Dilutive Impact of Shares Subject to Earn Out: Earn Out Share Price Earn Out Shares In-the-Money Shares Impact to Common Equity Impact to Book Value per Share $11.50 1.4000 -- -- -- $12.75 0.6000 -- -- -- $14.00 0.5500 -- -- -- $15.25 0.4625 -- -- -- Total Impact of Earn Out Shares 3.0125 -- -- -- Strike Price Warrants Outstanding In-the-Money Warrants Impact to Common Equity Impact to Book Value per Share Dilutive Impact of Warrants: $11.50 17.2500 -- -- -- Total Impact of Warrants 17.2500 -- -- -- Diluted Book Value per Share (1) 45.4263 $379.7 $8.36

International General Insurance Holdings Ltd. 33 For more information: Investor Relations Robin Sidders (Head of Investor Relations) Email: Robin.Sidders@iginsure.com Telephone: + 44 2072 200100 Mobile: +44 7384 514785 Operational Headquarters, Jordan International General Insurance Underwriting / Jordan “Exempted” PO Box 941428, 74 Abdel Hamid Sharaf St., Amman 11194, Jordan Telephone: +962 65622009 London Office, UK International General Insurance Company (UK) Ltd. 15 - 18 Lime Street, London, EC3M 7AN Telephone: +44 (0) 2072 200100 Registered and Head Office, Bermuda International General Insurance Holdings Ltd. 44 Church Street, Hamilton HM 12, Bermuda Telephone: +1 (441) 295 - 3688